24000760

...COMMISSION
...ington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68674

SEC Mail Processing
FEB 15 2024
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Intrepid Investment Bankers LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11755 Wilshire Boulevard, Suite 2200
(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stacey Morin, Director, CFO	310-654-2164	smorin@intrepidib.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

AFFIRMATION

I, Stacey Morin, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of Intrepid Investment Bankers LLC (the "Company"), as of and for the year-ended December 31, 2023, is true and correct. I further affirm that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PATTY K. CORRY
Notary Public - California
Los Angeles County
Commission # 2449167
My Comm. Expires Jun 5, 2027

Signature: 2|14|24

Title:
Director & CFO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA ACKNOWLEDGMENT CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

On February 14, 2024 before me, Stacey L. Morin, Chief Financial Officer,
Date — Here Insert Name and Title of the Officer

personally appeared ______________________
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

PATTY K. CORRY
Notary Public - California
Los Angeles County
Commission # 2449167
My Comm. Expires Jun 5, 2027

Place Notary Seal and/or Stamp Above

Signature ______________________
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: __________

Signer(s) Other Than Named Above: ______________________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______________________
- ☐ Corporate Officer – Title(s): __________
- ☐ Partner – ☐ Limited ☐ General
- ☐ Individual ☐ Attorney in Fact
- ☐ Trustee ☐ Guardian or Conservator
- ☐ Other: __________

Signer is Representing: __________

Signer's Name: ______________________
- ☐ Corporate Officer – Title(s): __________
- ☐ Partner – ☐ Limited ☐ General
- ☐ Individual ☐ Attorney in Fact
- ☐ Trustee ☐ Guardian or Conservator
- ☐ Other: __________

Signer is Representing: __________

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Intrepid Investment Bankers LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Intrepid Investment Bankers LLC (the "Company") as of December 31, 2023, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The accompanying supplemental schedules of Computation of Net Capital For Brokers And Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 For The Year Ended December 31, 2023, Computation for Determination of Reserve Requirement For Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 For The Year Ended December 31, 2023, and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 For The Year Ended December 31, 2023, (collectively "the supplemental schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 14, 2024

We have served as the Company's auditor since 2019.

INTREPID INVESTMENT BANKERS LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

ASSETS

Cash and cash equivalents	$ 67,588,982
Premises and equipment - Net	23,133
Due from parent	117,362
Other assets	1,137,132
TOTAL ASSETS	$ 68,866,609

LIABILITIES AND MEMBER'S EQUITY

Accounts payable, accrued expense and other liabilities	$ 3,537,997
Due to affiliate - Net	3,548,844
Deferred revenue	1,424,091
Operating lease liability	20,437
Total liabilities	8,531,369
Member's equity	60,335,240
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 68,866,609

See accompanying notes to financial statements.

INTREPID INVESTMENT BANKERS LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

REVENUES:	
Advisory fees	$ 33,648,659
Interest and dividends	2,802,046
Total revenues	36,450,705
EXPENSES:	
Compensation expenses	$ 34,792,928
Management fees	2,566,124
Occupancy and equipment	2,124,573
Advertising	933,244
Outside services	750,824
Travel and business development	544,081
Market and data	322,050
Regulatory fees	212,669
Other expenses	619,377
Total expenses	42,865,870
NET LOSS	$ (6,415,165)

See accompanying notes to financial statements.

INTREPID INVESTMENT BANKERS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

	Member's Equity
BALANCE — January 1, 2023	$ 66,955,062
Compensation - Restricted Stock units	180,103
Restricted stock units vested	(343,657)
Dividend equivalent units on Restricted Stock units vested	(41,103)
Net Loss	(6,415,165)
BALANCE — December 31, 2023	$ 60,335,240

See accompanying notes to financial statements.

INTREPID INVESTMENT BANKERS LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$ (6,415,165)
Adjustment to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	11,748
Compensation - Restricted Stock units expense	180,103
Restricted stock units vested	(343,657)
Increase in operating assets:	
Other assets	(513,677)
Due from parent - net	(309,360)
Increase in operating liabilities:	
Due to affiliate - net	378,367
Accounts payable, accrued expense and other liabilities	1,266,967
Deferred revenue	779,325
Net cash used in operating activities	(4,965,349)
CASH FLOWS FROM INVESTING ACTIVITIES:	
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividend equivalent units on Restricted Stock units vested	(41,103)
Net cash used by financing activities	(41,103)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(5,006,452)
CASH AND CASH EQUIVALENTS — Beginning of year	72,595,434
CASH AND CASH EQUIVALENTS — End of year	$ 67,588,982

See accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Intrepid Investment Bankers LLC (the "Company" or "Intrepid") is a U.S. broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"). The Company arranges mergers and acquisitions, raises private institutional capital and provides other financial advisory services. The Company is a licensed broker-dealer registered with the Financial Industry Regulatory Authority under the Securities Exchange Act of 1934.

The Company is a limited liability company that is a wholly-owned subsidiary of MUFG Americas Holdings Corporation (the "Parent" or "MUAH"). MUAH is owned by MUFG Bank, Ltd. (the "Affiliate" or "MUFG Bank") and Mitsubishi UFJ Financial Group, Inc. ("MUFG"). MUFG Bank is a wholly-owned subsidiary of MUFG.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation— The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (US GAAP). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although such estimates contemplate current conditions and management's expectations of how they may change in the future, it is reasonably possible that actual results could differ significantly from those estimates. Significant estimates and assumptions generally include compensation and litigation.

Cash and Cash Equivalents —The Company defines cash equivalents as short-term, highly-liquid investments with original maturities of three months or less at the time of purchase, including money market mutual funds. At December 31, 2023, Cash and cash equivalents consisted of cash and money market funds. There are no restricted cash balances recorded as of December 31, 2023.

Fair Value — Financial instruments are recorded at fair value in accordance with Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value. The Company has an established and documented process for determining fair value for financial assets and liabilities that are measured at fair value on either a recurring or a nonrecurring basis. In determining fair value, the Company maximizes the use of observable market inputs and minimizes the use of unobservable inputs. Observable inputs reflect market derived or market based information obtained from independent sources, while unobservable inputs reflect the Company's estimate about market data. Based on the observability of the significant inputs used, the Company classifies its fair value measurements in accordance with the three level hierarchy as defined by US GAAP. The Company's money market mutual funds are classified as Level I in the fair value hierarchy due to the fact that they are short-term and highly liquid. As of December 31, 2023, the money market funds balance is $66.8 million.

Accounts Receivable — Accounts Receivable of $0.6 million are client obligations due under normal transaction terms that are included in Other assets. The Company reviews accounts receivable on a monthly basis to determine if any receivable will potentially be uncollectible. The Company evaluates the collectability of its accounts receivable and adequacy of the allowance for doubtful accounts based upon historical experience and any specific customer financial difficulties of which the Company becomes aware. In cases where management is aware of circumstances that may impair a customer's ability to meet its financial obligations, management records a specific allowance against amounts due and reduces the receivable to the amount the Company believes will be collected. For all other customers, the Company maintains an allowance that considers the total receivables outstanding, historical collection rates and economic trends. Accounts are written off when all efforts to collect have been exhausted. There was no such allowance required and no amount written off as of December 31, 2023.

As of December 31, 2023, accounts receivables from customers were as follows:

Beginning Balance 1/1/2023	$ 272,600
Receivables booked	12,833,453
Amounts collected	(12,516,553)
Ending Balance 12/31/2023	$ 589,500

Due to Affiliate — Net — Primarily consists of salary expense, commission, rent allocation, management fees, and operating expenses payable to the Affiliate. The Company settles with the Affiliate on a monthly basis.

Income Taxes —The Company is a single-member limited liability company that is treated as a disregarded entity for U.S. tax purposes and is ultimately wholly owned by the Parent. The income or loss attributable to the Company's operations are reported in the income tax return of the Parent and no provision for income taxes has been recorded in the accompanying financial statements. The Company, as a single-member LLC, is not allocated income taxes from the Parent because it does not have a tax-sharing agreement.

Revenues from contracts with customers – The Company provides advisory services on mergers and acquisitions (M&A), restructurings, and capital raising. Revenue is recognized from contracts with customers according to a five-step revenue recognition model: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Company's contracts with customers generally contain a single performance obligation or separately identified performance obligations, each with a stated transaction price, and generally do not involve a significant timing difference between satisfaction of the performance obligation and customer payment. Revenues are recognized over time as the performance obligations are satisfied or the contract is terminated.

Contingent Fees – The Company recognized contingent fees of $27.6 million for the year ended December 31, 2023, of which $11.7 million related to performance obligations that were partially satisfied in prior periods. Revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. This requires management to make judgments that affect the timing of revenue recognition. However, the recognition of contingent fees is constrained until substantially all services have been provided, specified conditions have been met and it is probable that a revenue reversal will not occur in a future period.

Retainer Fees – The Company recognized retainer fees of $5.9 million for the year ended December 31, 2023. The non-refundable retainer fees are due as specified in the Engagement Agreement. Retainer fees are recognized on a systematic basis over the estimated period when the related services are performed. Retainer fees received from clients prior to recognizing revenue are reflected as deferred revenue in the accompanying statement of financial condition.

During the year ended December 31, 2023, one client accounted for advisory fee of $5.3 million and one client accounted for advisory fee of $4.4 million, each representing more than 10% of total revenue.

As of December 31, 2023, revenue from customers were as follows:

Contingent fees	$	27,575,570
Retainer fees		5,878,175
Reimburseable expenses		194,915
	$	**33,648,660**

Management Fees – Management fees are paid to the Affiliate under the terms of a master service agreement for the use of certain shared resources such as administrative, legal, and human resource services and are based on the total costs of services plus an agreed-upon markup.

Premises and equipment - Net– are carried at cost, less accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the furniture, fixtures and equipment.

	Cost	**Accumulated depreciation**	**Net cost**	**Depreciation expense**	**Useful life**
Furniture, fixtures, equipment	643,629	642,396	1,233	4,141	3 to 5 yrs
Others	91,222	89,759	1,463	7,607	3 to 5 yrs

	ROU lease asset	**ROU lease amortization**	**Net cost**	**Rent expense**	**ROU lease term**
Right of use asset (copier)	63,281	42,844	20,437	13,010	59 mths

3. RECENT ACCOUNTING PRONOUNCEMENTS

There are no new accounting pronouncements that impacted the Company in 2023 or are expected to impact the Company in 2024.

4. RELATED-PARTY TRANSACTIONS

At December 31, 2023, the Company had cash of $0.1 million deposited in non-interest-bearing checking account with the Affiliate.

Based on a reimbursement agreement, the Company reimburses the Affiliate for various business services paid for by the Affiliate, which includes all direct expenses related to the operation of the

Company. Such expenses for the year ended December 31, 2023, were $34.8 million for Salaries, incentives and employee benefits, $2.1 million for occupancy and equipment, $0.9 million for advertising expenses, $0.8 million for outside services, $0.5 million for travel and business development, $0.2 million for regulatory fees, and $0.9 million for all other expenses. Other expenses include market and data, communications, dues and membership, software license expenses, and other operating expenses. At December 31, 2023, the Company had $3.5 million Due to the Affiliate for such expenses paid for by the Affiliate.

Management fees are paid to the Affiliate for the use of certain shared resources such as administrative, legal, and human resources services. In consideration for the services provided, the Company pays the Affiliate based on the master service agreement. For the year ended December 31, 2023, total management fees incurred from the Affiliate were $2.6 million.

Eligible employees of the Company are awarded restricted stock unit grants under the MUAH Stock Bonus Plan ("MUAH Plan"). Under the MUAH Plan, employees are granted restricted stock units settled in American Depositary Receipt ("ADRs"), representing shares of common stock of the Company's ultimate parent company, MUFG. The MUFG ADRs are purchased in the open market upon the vesting of the restricted stock units, through a revocable trust. There is no amount authorized to be issued under the MUAH Plan since all shares are purchased in the open market. Awards generally vest pro-rata on each anniversary of the grant date and become fully vested 35 months from the grant date, provided the employee has completed the specified continuous service requirement. The Company recognizes compensation expense on restricted stock unit grants ratably over the vesting period for non-retirement eligible employees based on the grant-date fair value of MUFG ADRs, with a corresponding increase to Member's Equity. Vestings are charged to Member's Equity based on the purchase price of the shares. The Company's total expense for RSUs included in Compensation Expenses during the year ended December 31, 2023 was $0.2 million.

The Company provides eligible employees with retirement benefits under a defined benefit plan sponsored by the Affiliate. Plan assets and obligations are recognized by the Affiliate and are not segregated amongst the participating employers. In accordance with FASB ASC 715, *Compensation – Retirement Benefits*, the Company recognizes the amount it is required to contribute to the plan as pension expense, which is included in compensation expenses in the statement of operations.

The Affiliate also maintains a defined contribution plan authorized under Section 401(k) of the Internal Revenue Code. All benefits-eligible employees are eligible to participate in the plan. The employer matching contribution is 100% on the first 3% of eligible compensation an employee contributes and 50% on the next 2% of eligible compensation.

5. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's "Uniform Net Capital Rule" Rule (15c3-1) pursuant to the Securities Exchange Act of 1934. The Company has elected to use the alternative method which requires the Company to maintain minimum net capital equal to the greater of $0.25 million or 2% of aggregate debit balances. At December 31, 2023, the Company had net capital of $57.6 million which was $57.4 million in excess of the required $0.25 million.

6. RISK

Credit - The Company performs continuous credit evaluations on each customer's financial condition and senior management reviews accounts receivable on a monthly basis to determine if any receivable will potentially be uncollectible. The Company includes any accounts receivable balances that are

determined to be uncollectible in the allowance for doubtful accounts and reduces the receivables to the amount the Company believes will be collected. As of and for the year ended December 31, 2023, there were no customers in default.

Litigation – The Company can be named in legal actions arising in the ordinary course of business. Management is of the opinion that the ultimate liability, if any, from these actions will not have a material effect on its financial condition or results of operations.

7. SUBSEQUENT EVENTS

The Company has evaluated the need for disclosure and/or adjustment resulting from subsequent events through the date this financial statement was available to be issued. Management found no subsequent events to be disclosed or adjusted.

* * * * * *

INTREPID INVESTMENT BANKERS LLC

Schedule H

COMPUTATION OF NET CAPITAL
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2023

Total member's equity from statement of financial condition	$ 60,335,240
NONALLOWABLE ASSETS	
Cash held with Affiliate	127,436
Premises and equipment - Net	2,696
Due from parent	117,362
Other assets	1,137,132
Total	1,384,626
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	58,950,614
HAIRCUTS ON SECURITIES	1,336,250
NET CAPITAL	57,614,364
MINIMUM NET CAPITAL REQUIRED (2% of aggregate debit items or $250,000, if greater)	250,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 57,364,364

There were no material differences between the above computation and the Company's corresponding unaudited December 31, 2023 Form X-17A-5, Part IIA FOCUS report amended on February 12, 2024.

INTREPID INVESTMENT BANKERS LLC

Schedule J

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2023

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services. There were no material differences between the above statement and the Company's corresponding unaudited December 31, 2023 FOCUS report amended on February 12, 2024.

INTREPID INVESTMENT BANKERS LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED DECEMBER 31, 2023

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services. There were no material differences between the above statement and the Company's corresponding unaudited December 31, 2023 FOCUS report filed on February 12, 2024.